LOWENSTEIN SANDLER PC

1251 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10020

September 30, 2010

VIA EDGAR AND OVERNIGHT COURIER

Max A Webb, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.—Mail Stop 3561

Washington, D.C. 20549

Re:	Tower International, Inc.

Amendment No. 7 to Registration Statement on Form S-1

Filed September 21, 2010

File No. 333-165200

Dear Mr. Webb:

On behalf of Tower Automotive, LLC (to be converted into Tower International, Inc. and hereinafter referred to as “Tower” or as the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 8 (the “Amendment”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”) relating to Tower’s initial public offering. The Registration Statement has been revised in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Commission contained in your letter (the “Comment Letter”) dated September 24, 2010, and to reflect other updating changes. In connection with this letter and the filing of the Amendment, we are sending to the Commission, by overnight courier, four courtesy copies of the Amendment marked to show changes from Amendment No. 7 to the Registration Statement as filed on September 21, 2010, and four clean courtesy copies of the Amendment.

The Staff’s comments have been retyped in italics below, and are followed by responses based on information provided to us by Tower. Unless otherwise specified, all page numbers referenced in our responses refer to the marked copy of the Amendment (as distinguished from page references in the Staff’s comments, which refer to the pages in Amendment No. 7 to the Registration Statement).

Recent Developments, page 8

1.

Refer to your response to our prior comment 3. As pro forma interest expense would have increased approximately $10 million in fiscal 2009 and approximately $6 million in the subsequent interim period had the notes offering and the retirement of the first lien loan occurred on January 1, 2009, please explain to us the business reasons for these transactions. In addition, provide disclosures of these matters in the filing as it appears that the increase in interest expense would have had a material impact upon historical operating results.

Response 1: The Company’s first lien term loan was set to mature on July 31, 2013. The Company had no assurances that it would have been able to extend the maturity of the first lien term loan beyond that date. By consummating the notes offering, the Company was able to use the proceeds from that offering, along with $5.9 million of its cash, to retire the first lien term loan (other than the synthetic letter of credit facility associated with that loan). The notes do not mature until September 1, 2017. Thus, by consummating the notes offering, the Company was able to retire a large portion of its current indebtedness which was set to mature in less than three years and avoid the uncertainty associated with whether it would have been able to extend the maturity of the first lien term loan on commercially reasonable terms. The Company also concluded that the covenant package under the notes is less burdensome than the covenant package under the first lien term loan.

The information provided in the foregoing paragraph is provided supplementally to the Staff.

The Company has added disclosure on pages 8 and 60-61 of the Amendment regarding the pro forma increase in interest expense had the notes offering and the retirement of the first lien term loan occurred on January 1, 2009.

Unaudited Interim Financial Statements—June 30, 2010

Note 18, Subsequent Events, page F-68

2.	We have reviewed your response to our prior comment 4. We believe your supplemental response provides informative disclosure that should also be included in Note 18 and in the appropriate section of Compensation Discussion and Analysis...Equity-Based Incentive Awards—Management Incentive Plan beginning at page 120. Please expand the disclosure to include all of your supplemental response except for the last sentence.

Response 2: The Company has added disclosure on pages 126 and F-69, and cross references on pages 17 and 49 to the disclosure on page F-69, of the Amendment regarding the change in the vesting of the capital units with respect to the cancellation of $25 million of the first lien term loan.

3.	Reference is made to the discussion of the MIP units on page 121. You state, in the third paragraph, that Cerberus must receive distributions of $205.9 million before holders of MIP units will be entitled to distributions. We assume that this is the distribution figure that was increased as a result of the loan forgiveness. If our assumption is correct, please tell us whether this balance is before or after the $25 million increase and disclose this fact in your narrative as well. Alternatively, please explain how our assumption is incorrect.

Response 3: The $205.9 million distribution figure includes the $25 million increase as a result of the loan forgiveness. The Company has added disclosure on page 126 of the Amendment to clarify this point.

4.	Please explain to us in detail whether and how this change impacted the fair value of the MIP units and/or compensation expense.

Response 4: The equity of Tower Automotive Management, LLC (“Management LLC”) is owned by certain officers and directors of the Company. The ownership by management is subject to a vesting requirement based upon service period. No change has been made in this vesting as a result of the Capital Conversion and debt cancellation described below.

Prior to the conversion of the Company’s Preferred, Common and MIP Units into capital units (the “Capital Conversion”), Management LLC owned the Company’s MIP Units. Prior to the Capital Conversion, the economic arrangement was that the MIP Units were not entitled to share in the residual value of the Company until the Preferred Units were paid in full. The redemption value of the Preferred Units was an amount that was equal to the Preferred Unit holders’ initial capital contributions less all distributions previously made to such holders plus an amount accruing at the rate of 10% per quarter on such holders’ unreturned capital contributions (“the Preferred Return Amount”). As of July 31, 2010, the Preferred Return Amount was $180.9 million.

As a part of the Capital Conversion, the MIP units were converted into new capital units of the Company. The new capital units issued to Management LLC are subject to vesting requirements comparable to the economic arrangement applicable to the previous MIP units. As a result of the vesting requirements, the holders of the other capital units must receive distributions of $180.9 million plus the 10% return before Management LLC is entitled to receive any distributions from the Company.

Subsequent to the Capital Contribution, Cerberus arranged for the cancellation of $25 million of the Company’s first lien term loan in exchange for equity. The equity interest was structured as an increase of $25 million (plus a 10% quarterly accrual) in the distribution hurdle that must be reached before Management LLC will be entitled to receive distributions from the Company. As of September 30, 2010, the amount of distributions that must be made before Management LLC will be entitled to receive distributions from the Company will be $209.1 million.

Given that the time vesting applicable to management’s interests in Management, LLC remain in place and the vesting arrangements of the capital units reflect the economic arrangement of the prior MIP units with the exception that the capital units have an additional $25 million hurdle, there will be no incremental compensation expense incurred. ASC 718-20 defines a modification of an equity award as a change in any of the terms or conditions of a share-based payment award. The conversion as described above does not result in an economic change in any of the vesting terms or conditions. Regardless, the fair-value-based measure of the original MIP units immediately before the conversion was not greater than the fair-value-based measure of the capital units.

Age of Financial Statements

5.	Please consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Response 5: The Company is aware of the financial statement updating requirements cited by the Staff.

Consents of Independent Registered Public Accounting Firm

6.	Amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Response 6: The Company has filed consents of the applicable accounting firms with Amendment No. 8 to the Registration Statement. The Company acknowledges that it is aware of the requirements of Rule 402 of Regulation C.

*    *    *    *    *

As requested in the Comment Letter, in the event that Tower requests acceleration of the effective date of the pending Registration Statement, it will furnish a letter, at the time of such request, and will acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Tower from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

Tower may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please do not hesitate to call Peter H. Ehrenberg (at 973-597-2350) or Michael J. Reinhardt (at 973-597-2552) of this office.

Very truly yours,

/s/ LOWENSTEIN SANDLER PC

cc:	Securities and Exchange Commission

J. Nolan McWilliams, Esq.

Ms. Beverly Singleton

Ms. Margery Reich

Tower

Mr. Mark Malcolm

Mr. James Gouin

Mr. Jeffrey Kersten

Ms. Nanette Dudek

Davis Polk

Joseph Hall, Esq.